                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (Amendment No..2)*

                         LASER MORTGAGE MANAGEMENT, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    51806D100
                                 (CUSIP Number)



                               GARRET FILLER, ESQ.
                       ELLINGTON MANAGEMENT GROUP, L.L.C.
                                53 FOREST AVENUE
                        OLD GREENWICH, CONNECTICUT 06870
                                 (203) 698-1136
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   MAY 2, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 8 Pages)

                                  SCHEDULE 13D
CUSIP NO. 51806D100

------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            NEW ELLINGTON PARTNERS, L.P.
------------------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) |_|
                                                                    (B) |_|
------------------------------------------------------------------------------
3
            SEC USE ONLY
------------------------------------------------------------------------------
4
            SOURCE OF FUNDS*

                      N/A
------------------------------------------------------------------------------
5
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                           |_|

------------------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
------------------------------------------------------------------------------
    NUMBER OF SHARES      7
                                   SOLE VOTING POWER

                                       0
                          ----------------------------------------------------
                          8
                                   SHARED VOTING POWER
 BENEFICIALLY OWNED BY
                                       763,000
                          ----------------------------------------------------
                          9
                                   SOLE DISPOSITIVE POWER
     EACH REPORTING
                                       0
                          ----------------------------------------------------
                          10
         PERSON                    SHARED DISPOSITIVE POWER
          WITH
                                       763,000
------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      763,000
------------------------------------------------------------------------------
12
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|


------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.43% (BASED ON 14,038,983 SHARES OUTSTANDING ON
                      MARCH 1, 2001 ACCORDING TO THE ISSUER'S ANNUAL REPORT
                      ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31,
                      2000)
------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

                      PN
------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

                              (Page 2 of 8 Pages)

                                  SCHEDULE 13D
CUSIP NO. 51806D100

-------------------------------------------------------------------------------
1
            NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ELLINGTON CAPITAL MANAGEMENT, L.L.C.
------------------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) |_|
                                                                  (B) |_|
------------------------------------------------------------------------------
3
            SEC USE ONLY
------------------------------------------------------------------------------
4
            SOURCE OF FUNDS
                      N/A
------------------------------------------------------------------------------
5
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                           |_|

------------------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
------------------------------------------------------------------------------
    NUMBER OF SHARES      7
                                   SOLE VOTING POWER

                                       0
                          ----------------------------------------------------
                          8
                                   SHARED VOTING POWER
 BENEFICIALLY OWNED BY
                                       763,000
                          ----------------------------------------------------
                          9
                                   SOLE DISPOSITIVE POWER
     EACH REPORTING
                                       0
                          ----------------------------------------------------
         PERSON           10

                                       763,000
------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      763,000
------------------------------------------------------------------------------
12
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.43% (BASED ON 14,038,983 SHARES OUTSTANDING ON
                      MARCH 1, 2001 ACCORDING TO THE ISSUER'S ANNUAL REPORT
                      ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31,
                      2000)
------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

                      IA
------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

                              (Page 3 of 8 Pages)

                                  SCHEDULE 13D
CUSIP NO. 51806D100

-------------------------------------------------------------------------------
1
            NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ELLINGTON MANAGEMENT GROUP, L.L.C.
------------------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) |_|
                                                               (B) |_|
------------------------------------------------------------------------------
3
            SEC USE ONLY
------------------------------------------------------------------------------
4
            SOURCE OF FUNDS
                      N/A
------------------------------------------------------------------------------
5
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                           |_|

------------------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
------------------------------------------------------------------------------
    NUMBER OF SHARES      7
                                   SOLE VOTING POWER

                                       0
                          ----------------------------------------------------
                          8
                                   SHARED VOTING POWER
 BENEFICIALLY OWNED BY
                                       763,000
                          ----------------------------------------------------
                          9
                                   SOLE DISPOSITIVE POWER
     EACH REPORTING
                                       0
                          ----------------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER

                                       763,000
------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      763,000
------------------------------------------------------------------------------
12
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.43% (BASED ON 14,038,983 SHARES OUTSTANDING ON
                      MARCH 1, 2001 ACCORDING TO THE ISSUER'S ANNUAL REPORT
                      ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31,
                      2000)
------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

                      IA
------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING

                              (Page 4 of 8 Pages)

                                  SCHEDULE 13D
CUSIP NO. 51806D100

-------------------------------------------------------------------------------
1
            NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      VC INVESTMENTS, L.L.C.
-------------------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) |_|
                                                                   (B) |_|
-------------------------------------------------------------------------------
3
            SEC USE ONLY
-------------------------------------------------------------------------------
4
            SOURCE OF FUNDS

                      N/A
-------------------------------------------------------------------------------
5
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                           |_|

-------------------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
-------------------------------------------------------------------------------
    NUMBER OF SHARES      7
                                   SOLE VOTING POWER

                                       0
                          -----------------------------------------------------
                          8
                                   SHARED VOTING POWER
 BENEFICIALLY OWNED BY
                                       763,000
                          -----------------------------------------------------
                          9
                                   SOLE DISPOSITIVE POWER
     EACH REPORTING
                                       0
                          -----------------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER

                                       763,000
-------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      763,000
-------------------------------------------------------------------------------
12
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

-------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.43% (BASED ON 14,038,983 SHARES OUTSTANDING ON
                      MARCH 1, 2001 ACCORDING TO THE ISSUER'S ANNUAL REPORT
                      ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31,
                      2000)
-------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

                      OO
-------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

                               (Page 5 of 8 Pages)

         This Amendment No. 2 ("Amendment No. 2") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission on November 5, 1999, as amended by Amendment No. 1 filed on December 8, 1999 (as amended, the "Schedule 13D"), by New Ellington Partners, L.P., Ellington Capital Management, L.L.C., Ellington Management Group, L.L.C. and VC Investments, L.L.C. (collectively, the "Reporting Persons"), and relates to and reflects the sale by the Reporting Persons of 100,000 shares of the Issuer's common stock, par value $.001 per share, on April 27, 2001 and 612,000 shares of such common stock on May 2, 2001.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety to read as follows:

         "(a) This statement is being filed by and on behalf of (i) New Ellington Partners, L.P. ("NEP"), a Delaware limited partnership, with respect to the Common Shares held by it; (ii) Ellington Capital Management, L.L.C. ("ECM"), a Delaware limited liability company and a registered investment adviser, as the sole general partner of NEP, with respect to the Common Shares held by NEP; (iii) Ellington Management Group, L.L.C. ("EMG"), a Delaware limited liability company and a registered investment adviser, as discretionary investment adviser of NEP; and (iv) VC Investments, L.L.C. ("VC"), a Delaware limited liability company, as the managing member of ECM and EMG, with respect to the Common Shares held by NEP (NEP, ECM, EMG and VC collectively, the "Reporting Persons"). Michael W. Vranos is the managing member of VC. Mr. Vranos and Laurence Penn, Olivier Cojot-Goldberg, George H. Zettler, Michael Zaretsky, John Geanakoplos, Carol Calhoun and Niko Nicopoulos are members and executive officers of EMG and members of ECM. Richard Brounstein and Garret I. Filler are executive officers of EMG.

         The 763,000 Common Shares reported for hereby are held directly by NEP. Each of ECM, as the general partner of NEP, EMG, as investment adviser to NEP, and VC, as the managing member of each of ECM and EMG, may be deemed to be the beneficial owner of all such Common Shares held of record by NEP.

         (b) The address of the principal business of each of NEP, ECM, EMG and VC is 53 Forest Avenue, Old Greenwich, CT 06870. The business address of each of Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr. Zaretsky, Mr. Geanakoplos, Ms. Calhoun, Mr. Nicopoulos, Mr. Brounstein and Mr. Filler is 53 Forest Avenue, Old Greenwich, CT 06870.

         (c) The principal business of NEP is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of ECM is that of a registered investment adviser. ECM also acts as general partner of NEP and of certain other accounts managed by EMG. The principal business of EMG is that of a registered investment adviser. The principal business of VC is to act as managing member of each of ECM and EMG. The principal occupation or employment of each of Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr. Zaretsky, Ms. Calhoun, Mr. Nicopoulos, Mr. Brounstein and Mr. Filler is to act as an executive officer of EMG. The principal occupation or employment of Mr. Geanakoplos is as a professor of economics at Yale University. He is also an executive officer of EMG.

         (d) None of NEP, ECM, EMG, VC, Mr. Vranos, Mr. Penn, Mr.
Cojot-Goldberg, Mr. Zettler, Mr. Zaretsky, Mr. Geanakoplos, Ms. Calhoun, Mr. Nicopoulos, Mr. Brounstein or Mr.

                              (Page 6 of 8 Pages)

Filler has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of NEP, ECM, EMG, VC, Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr. Zaretsky, Mr. Geanakoplos, Ms. Calhoun, Mr. Nicopoulos, Mr. Brounstein or Mr. Filler has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to any such laws.

         (f) Each of Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr Zaretsky, Mr. Geanakoplos, Ms. Calhoun, Mr. Brounstein and Mr. Filler is a citizen of The United States of America. Mr. Nicopoulos is a citizen of Canada and Greece, and is a permanent resident in the United States of America."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         "(a) As of the date hereof, NEP is the direct beneficial owner of 763,000 Common Shares, representing approximately 5.43% of the aggregate outstanding Common Shares, based on an aggregate of 14,038,983 Common Shares outstanding as of March 1, 2001 as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2000. Each of VC, ECM and EMG may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Common Shares held by NEP as described in paragraph (b) below. Each of VC, ECM and EMG disclaim beneficial ownership of the Common Shares for all other purposes. To the best knowledge of the Reporting Persons, except as set forth herein, none of Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr. Zaretsky, Mr. Geanakoplos, Ms. Calhoun, Mr. Nicopoulos, Mr. Brounstein and Mr. Filler beneficially owns any Common Shares.

         (b) Each of ECM, as general partner of NEP, EMG, as investment adviser to NEP, and VC, as the managing member of ECM and EMG, has the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Shares held by NEP. Consequently, each of VC, ECM and EMG may be deemed to have beneficial ownership of such Common Shares.

         (c) The following table sets forth all transactions with respect to the Common Shares effected during the past sixty (60) days by the Reporting Persons. Each transaction set forth below represents a sale of Common Shares in the open market.

Reporting Person            Trade Date        Shares Sold        Price Per Share
       NEP                    4/27/01           100,000               $4.00
       NEP                    5/2/01            612,000               $3.97

------------------------------------------------------------------------------
         (d) Except as set forth herein, no other person is known to have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by NEP.

         (e) Not applicable."

         Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

                              (Page 7 of 8 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2001                         NEW ELLINGTON PARTNERS, L.P.

                                      By:      Ellington Capital Management, its
                                               General Partner

                                      By:      VC Investments, L.L.C.,
                                               Managing Member


                                      By: /s/  Michael Vranos
                                      ------------------------------------------
                                               Michael Vranos
                                               Managing Member



                                      ELLINGTON CAPITAL MANAGEMENT, L.L.C.


                                       By:     VC Investments, L.L.C.,
                                               Managing Member


                                       By: /s/ Michael Vranos
                                       -----------------------------------------
                                               Michael Vranos
                                               Managing Member


                                       ELLINGTON MANAGEMENT GROUP, L.L.C.




                                       By:     VC Investments, L.L.C.,
                                               Managing Member


                                       By: /s/ Michael Vranos
                                       -----------------------------------------
                                               Michael Vranos
                                               Managing Member


                                       VC INVESTMENTS, L.L.C.


                                       By: /s/ Michael Vranos
                                       -----------------------------------------
                                               Michael Vranos
                                               Managing Member



                              (Page 8 of 8 Pages)